

June 23, 2010

D. Michael Jones
General Counsel
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060

      **Re:    Markel Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2009**
              **Filed March 1, 2010**
              **Schedule 14A filed March 19, 2010**
              **Form 10-K/A filed June 17, 2010**
              **File No. 001-15811**

Dear Mr. Jones:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Jeffrey P. Riedler
                  Assistant Director